Northern Genesis Acquisition Corp.

4801 Main Street,

Suite 1000

Kansas City, MO 64112

August 12, 2020

VIA EDGAR

Mr. Jay E. Ingram

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northern Genesis Acquisition Corp.
Registration Statement on Form S-1
File No. 333-240124

Dear Mr. Ingram:

Northern Genesis Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, August 17, 2020, or as soon thereafter as practicable.

Very truly yours,

NORTHERN GENESIS ACQUISITION CORP.

By:	/s/ Michael Hoffman
Name: Michael Hoffman
Title: President